SECURITI[…]SION

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SEC FILE NUMBER
8-41750

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12-31-2005 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Essex National Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Gateway Road West
(No. and Street)

Napa	CA	94588
(City)	(State)	(Zip Code

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – of individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen V. Ciancarelli swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Essex National Securities Inc.. as of December 31, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Stephen V. Ciancarelli
Signature

Chief Financial Officer\Senior Vice President
Title

Lucille Pellicane
Notary Public

LUCILLE PELLICANE
Notary Public, State of New York
No. 01PE6053037
Qualified in Kings County
Term Expires January 2, 20 07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Essex National Securities, Inc.

Statement of Financial Condition

Year Ended December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, California 94105-2907

Phone: (415) 894-8000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of
Essex National Securities, Inc.

We have audited the accompanying statement of financial condition of Essex National Securities, Inc. (the Company) as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Essex National Securities, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 17, 2006

Essex National Securities, Inc.

Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$ 1,098,502
Restricted cash	9,753
Receivable from clearing broker	58,304
Marketable securities, at fair value	3,300
Commissions receivable	902,997
Due from affiliates	36,899
Prepaid expenses	113,826
Other assets	183,522
Total assets	$ 2,407,103
Liabilities and stockholder's equity	
Liabilities:	
Due to affiliates	$ 22,615
Payable to Parent	310,071
Commissions payable	197,734
Accounts payable and accrued expenses	365,240
Total liabilities	895,660
Stockholder's equity:	
Common stock, no par value,	
200 shares authorized, issued and outstanding	200
Additional paid-in capital	1,154,365
Retained earnings	356,878
Total stockholder's equity	1,511,443
Total liabilities and stockholder's equity	$ 2,407,103

See accompanying notes.

Essex National Securities, Inc.

Notes to Financial Statement

December 31, 2005

1. Company Background

Essex National Securities, Inc. (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly owned subsidiary of Essex Corporation (the Parent). The Parent is ultimately owned by John Hancock Financial Services, Inc. (John Hancock).

Effective April 28, 2004, Manulife Financial Corporation (Manulife) acquired all the outstanding common shares of John Hancock, that were not already beneficially owned by Manulife as general fund assets and John Hancock became a wholly owned subsidiary of Manulife. Therefore, the prior ultimate Parent effectively became a wholly owned subsidiary of Manulife at this date and ENSI's ultimate parent is now Manulife.

In the normal course of business, the Company engages in, and earns commissions from, the distribution of mutual funds and variable annuities. In accordance with an intercompany agreement, the Company assumed from its Parent the retail distribution of fixed annuity products effective July 1, 2002. The Company maintains no margin accounts. The Company also engages in transactions involving corporate over-the-counter equity securities, corporate debt securities, United States government debt securities and municipal debt securities. With the exception of variable and fixed annuity sales and certain mutual fund applications, all business is transacted on a fully disclosed basis through the Company's clearing broker.

The Company's business is primarily conducted in the northeast region of the United States. The majority of the Company's commission revenue is derived from the distribution of variable and fixed annuity products and mutual funds.

Based on the Company's relationship with its Parent and other affiliates that control the commission revenue and employee compensation charges of the Company, if these relationships did not exist the operating results could be significantly different.

2. Summary of Significant Accounting Policies

The significant accounting policies of the Company are as follows:

a. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

b. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

c. Restricted cash has been segregated in a special reserve account for the benefit of customers who are owed certain mutual fund break points.

d. Marketable securities transactions and related revenues and expenses are recorded on a trade-date basis. Marketable securities are stated at fair value, with any related changes in unrealized appreciation or depreciation reflected in other revenues. Fair value is based on listed market prices.

e. The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities.

3. Net Capital Requirement

As a registered broker-dealer with the Securities and Exchange Commission and the NASD, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, both as defined by the Rule. At December 31, 2005, the Company had net capital of $1,155,935, which was $905,935 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .67 to 1.

4. Related Party Transactions

At December 31, 2005, included in commissions payable is $189,715 due to affiliates.

As of December 31, 2005, the Company recorded a receivable of $791,239 from Manulife, which is included in commission receivable.

5. Income Taxes

The Company is included in a consolidated U.S. federal income tax return filed by John Hancock. The Company's income tax provision is computed in accordance with a tax-sharing agreement between the Company, the Parent and John Hancock. The Company's provision for federal income taxes is computed based on the effect of including the Company's separate results of operations in the consolidated return of John Hancock.

In accordance with the tax-sharing agreement, the Company has recorded a receivable of $35,346 comprised of the federal income tax benefit incurred for the year ended December 31, 2005.

State and local income taxes are determined on a separate company basis.

The Company's deferred tax asset of $142,003 at December 31, 2005, arises from the future tax benefits of the net operating loss carryforwards for state and local tax purposes. The deferred tax asset has been fully provided with a valuation allowance at December 31, 2005. The valuation allowance increased by $9,788 during the year ended December 31, 2005.

As of December 31, 2005, the Company had net operating loss carryforwards of $2,186,876 for state tax purposes which will expire if not utilized beginning in 2012.

6. Receivable from Clearing Broker

Included in the receivables from the clearing broker are unsettled trades.

Receivable from clearing broker mainly includes cash balances and required security deposits of $120,007, which is included in other assets.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

The Company conducts business with a broker-dealer that is a member of the major security exchanges. The Company monitors the credit standing of such broker-dealer and the market value of collateral, and requests additional collateral as deemed appropriate.

7. Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include its clearing broker-dealer, banks and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty.

8. Commitments and Contingencies

The Company is not currently a defendant or plaintiff in any material lawsuits or arbitration. From time to time, however, the Company is involved as a defendant or plaintiff in various actions that arise in the ordinary course of business. The Company believes that the ultimate disposition of these matters will not have a material adverse effect on our business, financial condition, or results of operations.

9. Subsequent Event

Pursuant to a Purchase Agreement (Agreement) executed on January 26, 2006, between Essex and Essex Holding Company, Inc. (collectively, Seller) and Essex National Financial Services LLC (Purchaser or ENFS), on or about February 28, 2006 (the Closing Date) all of the Company's issued and outstanding capital stock will be acquired (the Acquisition) by Purchaser.

In addition, the Agreement provides that ENFS will purchase certain assets used in the operation of the Company's securities business that are owned by Seller (the Assets). The Assets include Seller's rights under certain agreements with third parties, as well as furniture and fixtures, and certain software licenses. Further, the Agreement provides that ENFS will purchase from Seller the issued and outstanding capital stock of certain insurance agency affiliates of the Company.